UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) announces to its shareholders and the market in general that it was selected for the third consecutive year to be part of the 18th B3 Sustainability Index Portfolio (“ISE B3”), which will be effective from January 2, 2023 to December 31, 2023.

The B3 Sustainability Index is a sustainability performance indicator that aims to support investors in decision-making, in addition to encouraging the adoption of the best environmental, social and governance practices that contribute to the perpetuity of the business.

Being part of the ISE B3 portfolio once again reinforces the Company's journey of improvement and evolution, focusing on sustainable development and long-term value generation that is covered by the Group's entire portfolio.

São Paulo, December 28, 2022.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer